EXHIBIT 99.2

Phoenix International Life Sciences Inc.

CONSOLIDATED STATEMENTS OF INCOME
US GAAP
Third Quarter ended May 31
Unaudited
[In thousands of Canadian dollars except per share amounts]


                                      Third  Quarter                                      Nine Months
                                                1999                       1998                  1999                       1998
                                      $                          $                      $                          $
Gross revenues                                79,869                     69,282               227,492                    150,726
Reimbursed costs                              13,412                     18,211                43,915                     29,317
Net revenues                                  66,457                     51,071               183,577                    121,409
Direct costs - net of
 refundable tax credits                       42,287                     29,985               113,154                     72,881
Gross profit                                  24,170                     21,086                70,423                     48,528

Expenses - net of refundable
 tax credits
Selling, general and
 administrative                               19,066                     14,686                56,371                     36,122
Internal research and
 development                                     547                      1,030                 2,149                      2,778
Amortization of goodwill                         444                        379                 1,081                        545
Interest expense                               1,014                      1,427                 3,609                      1,988
                                              21,071                     17,522                63,210                     41,433

Other income                                     359                        696                   919                        697
Nonrefundable tax credits                      1,000                      2,800                 3,250                      3,600
Income before income taxes                     4,458                      7,060                11,382                     11,592
Income taxes                                   1,128                      3,441                 4,461                      4,983
Net income before merger costs                 3,330                      3,619                 6,921                      6,609

Basic income per share                          0.13                       0.15                  0.26                       0.27
before merger costs

Merger Costs                                      --                        368                   800                        368

Net income                                     3,330                      3,251                 6,121                      6,241

      Basic and diluted income                  0.13                       0.13                  0.23                       0.25
              per share

Weighted average shares                   26,414,516                 24,826,446            26,176,623                 24,819,545
 outstanding



Phoenix International Life Sciences Inc.

                        CONSOLIDATED STATEMENTS OF INCOME
CANADIAN GAAP
Third Quarter ended May 31
Unaudited
[In thousands of Canadian dollars except per share amounts]


                                      Third  Quarter                                     Nine Months
                                                1999                      1998                  1999                       1998
                                      $                          $                     $                         $
Gross revenues                                79,869                    66,816               225,439                    142,096
Reimbursed costs                              13,412                    18,211                43,915                     29,317
Net revenues                                  66,457                    48,605               181,524                    112,779
Direct costs - net of
 refundable tax credits                       42,287                    28,352               112,011                     67,089
Gross profit                                  24,170                    20,253                69,513                     45,690

Expenses - net of refundable
 tax credits
Selling, general and
 administrative                               19,065                    14,074                55,730                     34,008
Internal research and
 development                                     547                     1,030                 2,149                      2,778
Amortization of goodwill                         936                       685                 2,479                      1,398
Interest expense                               1,014                     1,403                 3,584                      1,909
                                              21,562                    17,192                63,942                     40,093

Other income                                     359                       695                   919                        894
Nonrefundable tax credits                      1,000                     2,800                 3,250                      3,600
Income before income taxes                     3,967                     6,556                 9,740                     10,091
Income taxes                                   1,579                     3,430                 4,893                      4,940
Net income                                     2,388                     3,126                 4,847                      5,151

Basic income per share                          0.09                      0.13                  0.19                       0.21

Weighted average shares                   26,414,516                24,476,012            25,879,302                 24,352,300
 outstanding



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CANADIAN GAAP

For the nine months ended May 31
Unaudited
[In thousands of Canadian dollars]



                                                                     1999                       1998
                                                            $                         $
Retained earnings, beginning of period                             18,259                      9,192
Net income                                                          4,847                      5,151
Share issue costs                                                  (1,253)                        --
Retained earnings, end of period                                   21,853                     14,343


Phoenix International Life Sciences Inc.

CONSOLIDATED BALANCE SHEETS
Canadian GAAP
Unaudited


[In thousands of Canadian dollars]                   31-May        28-Feb       31-Aug
                                                       1999          1999         1998
                                                  $              $            $
ASSETS
Current
Cash                                                 31,967        34,930       17,009
Marketable securities                                 3,500         2,550        2,000
Accounts receivable                                  63,289        43,378       47,712
Investment tax credits recoverable                    1,853         4,822        3,362
Costs and estimated profit in excess of progress
 billings on contracts in progress                   35,383        28,264       27,847
Other                                                10,372         8,893        6,846
                                                    146,364       122,837      104,776

Capital assets                                       92,454        63,673       56,638
Other assets                                        145,071       126,241      110,056
                                                    383,889       312,751      271,470


LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness                                    10,096         5,741          831
          Accounts payable and                       78,783        59,661       52,041
          accrued liabilities
Progress billings in excess of costs and
 estimated profit on contracts
in progress                                          58,231        48,263       34,882
Current portion of long-term debt and
 capital lease
 obligations                                          9,185         7,497        7,080
                                                    156,295       121,162       94,834
Long-term debt and
  capital lease obligations                          60,539        41,200       42,440
Other deferred credits                                8,404         3,761        4,243
                                                    225,238       166,123      141,517
Shareholders' equity
Capital stock                                       137,945       125,239      110,559
Retained earnings                                    21,853        20,718       18,259
Cumulative translation adjustment                    (1,147)          671        1,135
                                                    158,651       146,628      129,953
                                                    383,889       312,751      271,470



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      31-May-99

1) These interim financial statements are the responsibilty of management and, in its opinion, include all the adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented.

2) Diluted earnings per share have not been presented as they do not differ materially from basic earnings per share.

Phoenix International Life Sciences Inc.


CONSOLIDATED STATEMENTS OF
CASH FLOW
CANADIAN GAAP

For the nine months ended  May 31,
Unaudited
[In thousands of Canadian dollars]


                                                                      1999                     1998
                                                               $                        $

OPERATING ACTIVITIES
Net income                                                           4,847                    5,151
Items not affecting cash
  Amortization                                                      11,443                    8,579
                                                                    16,290                   13,730

Net change in non-cash working capital items related
    to operations                                                   26,176                    1,312
Cash provided by operating activities                               42,466                   15,042

INVESTING ACTIVITIES
Capital asset additions                                            (22,458)                  (8,490)
Acquistion of IRG                                                       --                  (35,062)
Acquisition of Chrysalis                                           (22,203)                      --
Proceeds on disposal of KCAS                                         3,672                       --
Other assets                                                          (678)                     345
Cash used in investing activities                                  (41,667)                 (43,207)

FINANCING ACTIVITIES
Assumption of long-term debt                                        28,640                   42,200
Repayment of long-term debt                                        (19,630)                  (2,774)
Other deferred credits and long-term liabilities                      (674)                     217
Issue of shares                                                        454                       11
Increase (decrease) in bank indebtedness                             8,276                    4,869
Proceeds on sale (purchase) of marketable securities                (1,235)                   5,250
Repayment of debentures                                                 --                   (5,250)
Cash provided by financing activities                               15,831                   44,523

Effect of exchange rate changes on cash                             (1,672)                      92

Increase  in cash during the period                                 14,958                   16,358
 Cash beginning of period                                           17,009                    2,530
Cash end of period                                                  31,967                   18,888
